UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)*

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77467X101
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 400
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 11
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
868,260 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
868,260 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,260 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.80%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 3 of 11
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
135,820 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
135,820 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 4 of 11
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
135,820 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
135,820 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,820 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 5 of 11
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
868,260 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
868,260 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,260 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.80%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 6 of 11
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
868,260 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
868,260 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,260 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.80%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 7 of 11
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,025 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,025 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 8 of 11
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
23,318 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
23,318 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,318 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,293,110 shares of common stock, par value $0.001 per share outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of Rocky Mountain Chocolate Factory, Inc.

EXPLANATORY NOTE

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2021, as amended on June 25, 2021, July 27, 2021, August 16, 2021, October 5, 2021, November 4, 2022, July 21, 2023, and July 31, 2023 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the applicable Reporting Persons using the investment or personal capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 868,260 shares of Common Stock acquired was approximately $5,673,086.20 (excluding commissions).

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)	and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on August 7, 2023, the Reporting Persons beneficially owned 868,260 shares of Common Stock, representing approximately 13.80% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,293,110 shares of Common Stock outstanding as of July 10, 2023, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2023, of the Issuer.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 7, 2023

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

GVP 2021-A, L.P. By GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
James P. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 7, 2023. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Transacted	Price per Share
GVIC	7/18/2023	Purchase of Common Stock	5,875	$5.47(1)
Ms. Kathleen Geygan	7/18/2023	Purchase of Common Stock	210	$5.45(1)
GVIC	7/19/2023	Purchase of Common Stock	10,050	$5.71(1)
Mr. James Geygan	7/19/2023	Purchase of Common Stock	1,010	$5.71(1)
Ms. Stacy Wilke	7/19/2023	Purchase of Common Stock	40	$5.71(1)
GVIC	7/20/2023	Disposal of Common Stock(2)	350	N/A(2)
GVIC	7/20/2023	Purchase of Common Stock	5,590	$5.74(1)
GVIC	7/21/2023	Purchase of Common Stock	8,533	$5.77(1)
Mr. James Geygan	7/21/2023	Purchase of Common Stock	910	$5.79(1)
GVIC	7/21/2023	Sale of Common Stock	825	$5.80(3)
GVIC	7/21/2023	Delivery of Common Stock(4)	22,948	N/A(4)
GVIC	7/24/2023	Purchase of Common Stock	8,986	$5.72(1)
Mr. James Geygan	7/24/2023	Purchase of Common Stock	215	$5.72(1)
GVIC	7/25/2023	Purchase of Common Stock	3,400	$5.78(1)
GVIC	7/26/2023	Purchase of Common Stock	5,800	$5.74(1)
GVIC	7/27/2023	Purchase of Common Stock	5,460	$5.75(1)
Mr. Jeffrey Geygan	7/27/2023	Purchase of Common Stock	665	$5.75(1)
Ms. Kathleen Geygan	7/27/2023	Purchase of Common Stock	1,180	$5.75(1)
Ms. Stacy Wilke	7/27/2023	Purchase of Common Stock	95	$5.75(1)
GVIC	7/28/2023	Purchase of Common Stock	900	$5.77(1)
GVIC	8/3/2023	Purchase of Common Stock	137,640	$5.91
Mr. Jeffrey Geygan	8/3/2023	Purchase of Common Stock	7,195	$5.91
Mr. Jeffrey Geygan and Ms. Kathleen Geygan (through trust)	8/3/2023	Purchase of Common Stock	1,765	$5.91
Ms. Kathleen Geygan	8/3/2023	Purchase of Common Stock	900	$5.91
Mr. James Geygan	8/3/2023	Purchase of Common Stock	2,500	$5.91
GVIC	8/4/2023	Purchase of Common Stock	5,775	$5.82(1)
Ms. Stacy Wilke	8/4/2023	Purchase of Common Stock	150	$5.83(1)

______________________

(1) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

(2) As of July 20, 2023, certain separately managed accounts terminated their relationship with, and are no longer advised by, GVIC. The positions held in such accounts are therefore no longer included herein. No price per share was associated with this disposal.

(3) This sale price represents the weighted average sale price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares sold at each separate price within the range set forth in this Statement.

(4) As of July 21, 2023, certain separately managed accounts advised by GVIC received shares of Common Stock previously held in an account that was not advised by, and is not currently advised by, GVIC. As a result of this receipt, GVIC claimed indirect beneficial ownership over such shares of Common Stock as of the date of the receipt. No purchase price is associated with the receipt.